Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following Q&As were first made available by Dell Technologies Inc. on July 3, 2018

Investor Relations

One Dell Way, Round Rock, TX 78682

Office 512.728.7800

As of July 3, 2018

The purpose of these Q&As is for Dell Technologies Inc. (“Dell Technologies” or the “Company”) to respond to questions that it may receive from stockholders regarding the proposed transaction whereby a newly formed wholly-owned subsidiary of Dell Technologies will merge with and into Dell Technologies, with Dell Technologies as the surviving entity, and pursuant to which holders of Class V common stock of Dell Technologies will have the option to elect to receive either a certain amount of cash or shares of Class C common stock of Dell Technologies.

A.	GENERAL QUESTIONS

Please explain the transaction.

•	Pursuant to the transaction, a newly formed wholly-owned subsidiary of Dell Technologies will merge with and into Dell Technologies, with Dell Technologies as the surviving entity.

•	In connection with the merger, for each share of Class V common stock, holders can elect to receive either (1) 1.3665 shares of Class C common stock of Dell Technologies, which we expect to list on the New York Stock Exchange or (2) $109.00 in cash subject to an aggregate cap of $9 billion. The final mix of consideration that will be received by each holder of Class V common stock who elects to receive cash may be subject to pro ration as a result of the $9 billion cap on the cash payments to be made.

•	The offer of $109.00 per share of Class V common stock represents a 29% premium to the Class V common stock share price as of market close ($84.58) on June 29, 2018.

•	As a result of the transaction, the Class V common stock will be eliminated.

•	In connection with the transaction, we expect that VMware, Inc. (“VMware”) will pay a special dividend to Class A and Class B common stockholders, aggregating $11 billion. The portion of the special dividends indirectly received by Dell Technologies will be used to fund the cash consideration paid to holders of the Class V common stock.

Why is Dell Technologies doing this?

The transaction achieves several important objectives:

•	simplifies Dell Technologies’ capital structure by eliminating the Class V tracking stock and aligning economic and ownership interest in VMware;

•	provides Class V shareholders with the opportunity to receive shares of a new class of publicly traded stock in Dell Technologies, a leading global end-to-end IT infrastructure provider, that, unlike the Class V common stock, reflects the full business of Dell Technologies;

•	affords Dell Technologies with strategic and financial flexibility for future initiatives;

•	maintains the independence of VMware while unlocking value for all stockholders of Dell Technologies; and

•	represents a significant step towards Dell Technologies’ goal in achieving an investment grade rating.

Can Class V shareholders elect to receive all cash? How is the mix of cash and equity going to be determined?

•	For each share of Class V common stock, holders can elect to receive either (1) 1.3665 shares of Class C common stock of Dell Technologies, which we expect to list on the New York Stock Exchange or (2) $109 in cash (subject to an aggregate cap of $9 billion).

•	The final mix of consideration that will be received by each holder of Class V common stock who elects to receive cash may be subject to pro ration as a result of the $9 billion cap on the cash payments to be made. Therefore, the final cash/equity mix to be paid to any holder that elects to receive cash will depend on the aggregate shareholders’ elections.

•	To the extent holders elect to receive cash that exceeds $9 billion in the aggregate, then, a portion of the shares with respect to which a holder elects to receive cash equal to a fraction, the numerator of which is the $9 billion and the denominator of which is the aggregate amount of cash elected by holders, shall be converted into the right to receive cash and the remaining portion of such shares held by such holders shall be converted into the right to receive shares of Class C common stock.

What happens if no election is made?

Any share of Class V common stock for which a valid election has not been made will be converted into 1.3665 shares of Class C common stock of Dell Technologies.

Why is there a cap on the amount of cash that can be paid to holders of Class V common stock that have elected to receive cash?

The transaction has been structured so that substantially all of the cash consideration to be paid to holders of Class V common stock will be funded by the proceeds of the VMware special dividend received by Dell Technologies.

Is there a cap on the aggregate amount of Class C common stock elections that may be made?

No.

What was the governance and approval process for the transaction?

Dell Technologies formed a Special Committee, comprised of two highly qualified independent directors, which undertook a rigorous review of whether the transaction was in the best interests of Dell Technologies’ Class V stockholders and engaged in a strong governance process. The Special Committee, with advice and input from its outside investment banking firm and counsel, concluded that this transaction was in the best interests of the holders of Class V common stock.

How did Dell Technologies arrive at the valuation? How was the $109.00 cash consideration per share of Class V common stock determined?

The consideration to be paid holders of Class V common stock was determined through arms’ length negotiation between Dell Technologies and the Special Committee. Dell Technologies retained Goldman Sachs, and the Special Committee retained Evercore Partners, as their respective financial advisors.

Will VMware’s special dividend be paid if the transaction is not completed? If not, why not?

If the transaction is not completed, the VMware special dividend will not be paid.

Is VMware incurring any debt to pay the special dividend?

No.

What stockholder approvals are required for this transaction?

The proposed transaction requires the approval of a majority of the aggregate voting power of Class V common stock other than those held by affiliates of Dell Technologies. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission and submit the transaction to its stockholders for consideration.

While the transaction also requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, Michael Dell and his affiliates (who own all of the outstanding shares of Class A common stock) and Silver Lake Partners and its affiliates (who own all of the outstanding shares of Class B common stock) collectively have more than a majority of the aggregate voting power of all outstanding shares of common stock and have agreed to vote in favor of the transaction.

The Board of Directors of Dell Technologies recommends to all stockholders of the Company, including holders of the Class V common stock, that they vote IN FAVOR of the approval of the transaction. The Special Committee of Dell Technologies recommends to holders of the Class V common stock that they vote IN FAVOR of the approval of the transaction.

What happens if the non-affiliated holders of Dell Technologies’ Class V common stock do not approve the transaction?

If the non-affiliated holders of Dell Technologies’ Class V common stock do not approve the transaction, the transaction will fail to close and VMware will not pay the special dividend to its shareholders.

Do you anticipate requiring anti-trust and regulatory approvals?

No.

What are the conditions to closing of the transaction?

The conditions to closing of the transaction include:

•	receipt of Dell Technologies’ stockholder approvals as described above;

•	payment of the VMware special dividend;

•	the approval of the Class C common stock for listing on the New York Stock Exchange; and

•	other customary closing conditions.

When will the transaction close? What is the timing for receipt of cash and/or Class C common stock?

We are targeting closing the transaction in the fourth quarter of calendar year 2018, at which time each holder of Class V common stock will receive its cash consideration and/or Class C common stock, depending upon such holder’s election.

At the completion of the transaction, what percentage of Dell Technologies’ outstanding common stock will be publicly traded?

Following the completion of the transaction, the Class C common stock will be the only class of common stock of Dell Technologies that is publicly traded. Existing holders of Class V common stock are expected to collectively own approximately 20.8% to 31.0% of all outstanding shares of Dell Technologies’ common stock, on a fully diluted basis, depending on the aggregate stockholders’ elections to receive cash or Class C common stock.

When can the Class C common stock be traded?

The Class C shares will be approved for listing and start trading on the New York Stock Exchange on the date of closing of the transaction.

How much do you expect the Class C common stock to trade for after the transaction has been completed?

The valuation of Dell Technologies was based on the analysis of each of Dell Technologies and the Special Committee and their related negotiations, with Goldman Sachs acting as advisor to Dell Technologies and Evercore acting as advisor to the Special Committee. The opening price of the Class C common stock upon listing on the New York Stock Exchange, and its trading price thereafter will depend on various factors, including, among others, general economic, market or political conditions, issuances of additional debt or equity securities by Dell Technologies, future operating results of Dell Technologies, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, and adverse publicity about our industry or individual scandals. Many of these factors are not within Dell Technologies’ control. We cannot assure you that the Class C common stock will trade at any particular price.

Why did Dell Technologies decide to become a public reporting company in connection with the issuance of the Class V common stock and to remain a public reporting company in connection with this transaction? What has changed since Dell became a private company in 2013?

At the time of the take-private transaction in 2013, there was uncertainty regarding the trajectory and sustainability of the PC market. Dell also had limited presence across certain IT infrastructure segments and a weak position in cloud computing. Dell exited the public markets in 2013 to undergo a significant transformation, which would have been difficult to achieve under the watch of a public market focused on quarter-to-quarter earnings. As part of the transformation, the Company also acquired EMC, conducted initial public offerings of SecureWorks and Pivotal, and divested non-core assets to reshape the Dell Technologies family of businesses.

Dell Technologies is now a leading global end-to-end technology infrastructure provider with a complete portfolio of IT solutions and is a key enabler of transformative IT trends, including multi-cloud management, edge computing, Internet of Things, digitization and artificial intelligence. We believe Dell Technologies is now in a strong strategic and competitive position, with significant momentum in the business, and that this is the right time for a new class of publicly traded common stock that reflects the full business of Dell Technologies. With this position of strength, the Company plans to conduct its operations with a long-term perspective that is focused on sustainable growth and free cash flow generation.

What are the tax implications from the transaction for holders of Class V common stock?

The transaction may trigger a current taxable event for holders of Class V common stock – each such holder should consult his or her own tax advisor.

B.	QUESTIONS RELATING TO FUTURE OPERATIONS AND ACTIVITIES

Does this transaction end the possibility of a Dell/VMware business combination? Does this completely end the strategic review?

This decision is the culmination of a thorough review of business opportunities that Dell Technologies announced on February 2, 2018. As disclosed in Amendment No. 12 to Schedule 13D filed by Dell Technologies on February 2, 2018, such business opportunities included a potential public offering of Dell Technologies common stock, a potential business combination between Dell Technologies and VMware and maintaining the status quo. Dell Technologies has engaged in a thorough five-month process and, with input from its advisors, decided to pursue this transaction and has determined not to pursue a business combination with VMware.

Will any of the special dividend received by Dell Technologies from VMware be used to pay down debt?

If any cash from the special dividend from VMware remains following the elections by holders of the Class V common stock, Dell Technologies plans to use such remaining cash to repurchase shares of Class C common stock or pay down debt.

Will you run the company any differently from today?

This transaction will not materially change how Dell Technologies is run today. The Company’s focus remains on long-term sustainable growth and free cash flow generation, commitment to deleveraging and achieving an investment grade rating, executing a prudent capital allocation plan and maintaining a disciplined investment approach. The public operating subsidiaries of Dell Technologies – VMware, Pivotal and SecureWorks – will continue to operate and manage their businesses independently.

Will there be any change to your capital allocation/de-levering strategy?

We will not change our capital allocation or de-levering strategy. We remain committed to achieving an investment grade rating over the near- to medium-term future.

How are the rating agencies and debt investors viewing the transaction?

We do not expect the transaction to materially impact either Dell Technologies’ or VMware’s credit ratings. Dell is not using any material amount of cash on hand (other than cash received from VMware) to fund the transaction and VMware is not expected to incur any debt to fund the special dividend.

Will Dell Technologies be able to maintain its current level of investment in R&D?

Yes, Dell Technologies expects to continue to invest approximately $4.5 billion annually in R&D.

Does this mean a Silver Lake exit is imminent?

Silver Lake has been a long-term investor in Dell Technologies and continues to be a committed and significant strategic stockholder. Silver Lake remains very active on the Board of Directors and is focused on continuing to create long-term shareholder value.

Are there any restrictions on the ability of Michael Dell and Silver Lake to sell their common stock after the transaction is completed?

Yes, Michael Dell and Silver Lake will be subject to a 180-day lock-up period post-closing, during which period they will not be permitted to sell their common stock. Michael Dell will remain the Chairman and Chief Executive Officer of Dell Technologies, and Michael and Silver Lake remain committed long-term investors in Dell Technologies as the Company continues to lead the IT infrastructure revolution.

Will there be any changes to the management team as a result of the transaction?

No.

Will there be any changes to the composition of, or the designation rights to, the Board of Directors as a result of the transaction?

There will be no immediate change to the composition of the Board of Directors of Dell Technologies. However, following the transaction, the Board of Directors of Dell Technologies will be elected by all remaining classes of common stock voting together: the Class A and Class B common stock (each of which provides for ten votes per share) and the Class C common stock (which provides for one vote per share). Each director will have one vote. In addition, Michael Dell and Silver Lake Partners will be entitled to a number of seats on the Board of Directors of Dell Technologies in proportion to their voting power. VMware will continue to be an independent company and will maintain its separate board of directors and its current governance structure.

Will there be any changes to the relationship between Dell Technologies and VMware as a result of the deal?

No, VMware will continue to be an independent public company and continue to operate in an agnostic ecosystem, which allows it to compete more widely. VMware has thrived as part of the Dell Technologies family of business, and this transaction allows VMware to maintain its independence while benefitting from potential continued long-term growth.

Will there be any impact to customers or suppliers of Dell Technologies?

There should be no impact to customers or suppliers of Dell Technologies. We expect that it will be business as usual with respect to day-to-day activities of Dell Technologies.

Will the payment of the special dividend impact VMware’s business opportunities?

We expect VMware to remain well-capitalized following the payment of the special dividend, with approximately $2 billion of cash, cash equivalents and short-term investments and access to a $1 billion revolving credit facility which currently remains undrawn. VMware is expected to continue to generate over $3 billion in free cash flow each year and is projected to be in a net cash position in less than one year following the payment of the special dividend.

C.	QUESTIONS RELATING TO EMPLOYEES

Will there be any impact to employees?

We do not expect any material impact to employees, except that employees will now be able to invest and hold publicly traded shares of Dell Technologies. We expect that it will be business as usual with respect to day-to-day activities of Dell Technologies.

Will Dell Technologies team members have an opportunity to benefit from employee purchase program or other equity programs?

Team members will be able to purchase shares of the Company on the open market, subject to the Company’s insider trading and preclearance policies. More information regarding internal purchase or equity programs will be provided in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.